Exhibit 99.1

ASX ANNOUNCEMENT

7 March 2014

Economic modelling study supports cost-effectiveness of BREVAGen™

to direct tamoxifen chemoprevention

Melbourne, Australia; 7 March 2014: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce the recent publication online in the journal Applied Health Economics and Health Policy of a study entitled “Economic Evaluation of Using a Genetic Test to Direct Breast Cancer Chemoprevention in White Women With a Previous Breast Biopsy”.  This study was a collaborative project between Genetic Technologies Limited and Archimedes Inc. of San Francisco, a healthcare modelling and analytics organization.  The study examined the cost-effectiveness of utilizing BREVAGen to direct tamoxifen chemoprevention.

A simulation model of breast cancer and health care processes was used to simulate a population of white women aged 40 - 69, who were at elevated risk for breast cancer due to a history of benign breast biopsy, in a virtual clinical trial.  Women were assessed for risk of developing breast cancer using the BREVAGen test to determine eligibility for five years of tamoxifen therapy.  The BREVAGen test was most cost-effective when given to patients at an intermediate risk of developing breast cancer (1.2 - 1.66% 5-year risk).  The results demonstrated that adding information about breast cancer susceptibility loci to current decision models for breast cancer chemoprevention not only improves clinical outcomes (with an average of 15 breast cancer cases prevented per 1,000 women), but is also cost-effective, with an incremental cost-effectiveness ratio below the benchmark number used by U.S. payers of $50,000 per quality-adjusted life year (QALY) saved.

“We are pleased to see a predicted improvement in clinical outcomes based on the use of BREVAGen and the identification of the risk profile group of women for which it is optimally cost-effective” said Ms. Alison Mew, CEO of Genetic Technologies.  “To have our risk test featured in such a prominent and respected publication in the field of health economics is encouraging and demonstrative that BREVAGen offers many benefits to patients and providers alike, to prevent potential cancer occurrence and to lower associated costs along the way.”

Initially launched in select U.S. territories in June of 2011, BREVAGen is now available for sale in all 50 U.S. states.

FOR FURTHER INFORMATION PLEASE CONTACT

Thomas G. Howitt                                                                                                                                         Laura Forman (USA)

Acting Chief Executive Officer                                                                          Blueprint Life Science Group

Genetic Technologies Limited                                                                                +1 (415) 375 3340, Ext. 103

Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040